Exhibit 99.1


CALTEX
BOSCH

General FINANCE CORPORATION

NASDAQ: GFN

Investor Presentation

Through Second Quarter Ended December 31, 2014

Safe Harbor Statement

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those described in our filings with the Securities and Exchange Commission (the "SEC").

This presentation references financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"), that our management uses in order to assist analysts and investors in evaluating our financial results. These financial measures not in accordance with GAAP ("Non-GAAP Financial Measures") are defined in the Appendix. In each case, the most directly comparable GAAP financial measure, if available, is presented, and a reconciliation of the Non-GAAP Financial Measure and GAAP financial measure is provided.

Presenters

Ronald F. Valenta
President and CEO

- CEO since inception in 2006
- Founder and CEO of Mobile Services Group, Inc. from 1988 to 2003
- Founding Director of National Portable Storage Association
- Previously with Public Storage, Inc. and Arthur Andersen & Co.

Charles E. Barrantes
Executive VP and CFO

- CFO since 2006
- Previously CFO of Royce Medical Company and CFO of Earl Scheib, Inc.
- Previously with Arthur Andersen & Co.

General Finance at a Glance

- The parent company of businesses in the mobile storage, liquid containment and modular space industries (portable services)
- Management's seasoned expertise in these sectors drives disciplined growth strategies, operational guidance, effective capital allocation and capital markets support for its subsidiaries
- Ownership in leading providers of mobile storage, liquid containment and modular space businesses
  - 100% ownership of Pac-Van and Lone Star Tank Rental in North America
  - Over 50% ownership of Royal Wolf in the Asia-Pacific region
- 90% ownership of Southern Frac, a domestic manufacturer of portable liquid storage tanks
- TTM (12/31/14) pro-forma consolidated revenues of $337.4 million; consolidated adjusted EBITDA of $98.3 million*

LONE STAR TANK RENTAL, INC.

Pac-Van

ROYAL WOLF

SOUTHERN FRAC TANK MANUFACTURING

* Pro-forma for the Lone Star Tank Rental, Inc. acquisition, which closed on April 7, 2014, calculated by adding GFN's consolidated TTM (12/31/14) adjusted EBITDA of $92.9 million (which includes Lone Star's results for the nine months ended December 31, 2014) and Lone Star's adjusted EBITDA of $5.5 million for the three months ended March 31, 2014 and subtracting incremental rent expense and intercompany profit totaling $0.1 million. Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Investment Highlights

Human Capital

- Strategy and vision by industry founder
- Senior management drives disciplined growth strategies, operational guidance and capital markets support
- Most experienced and industry leading acquisitions team

Expansion Platform

- Market leader in Australia and New Zealand
- Top five market leader in North America with ample geographic development and expansion potential
- Opportunity to expand into new rental and geographic venues

Attractive Asset Class

- Long lived assets, rapid payback and minimal maintenance capex
- Differentiation and diversification of lease fleet

Financial Performance

- Industry leading revenue and adjusted EBITDA growth
- Strong discretionary free cash flow, capacity and liquidity
- Greater focus on leasing contributing to expanding EBITDA margins

Strong and consistent operating performance should translate into valuation multiple expansion

Compelling Unit Economics

- Best Rental Asset
- Typical Cost: $2,500
- Typical Rent: $100/Cycle
- Typical Utilization Rate: 80%
- High Incremental EBITDA Margin
- Attractive Tax Attributes
- Long Economic Life
- Minimal Maintenance Expense



Our Products

Storage Containers



- New and used shipping containers that provide a flexible, low cost alternative to warehousing
- Products include general purpose dry storage containers, refrigerated containers and specialty containers in a range of standard and modified sizes, designs and storage capacities.
- Key end markets include:
  - Construction
  - Commercial
  - Industrial

Fleet Units (12/31/14): 44,112

Freight Containers


TRAIN

- Specifically designed containers for transport of products by road and rail
- Products include general purpose dry storage containers, refrigerated containers and specialty containers in a range of standard and modified sizes, designs and storage capacities.
- Key end markets include:
  - Distribution & Logistics
  - Moving & Transportation
  - Road & Rail

Fleet Units (12/31/14): 9,766

Our Products

Portable Building Containers



- Modified or specifically-manufactured containers that provide self contained office space or living space
- Applications include offices, lunch rooms, change rooms, first aid rooms , restrooms, protective walkways and low security prison accommodations
- Key end markets include:
  - Resources
  - Construction
  - Events
- Referred to as office containers or ground level offices ("GLOs") in North America

Fleet Units (12/31/14): 6,962

Portable Liquid Tank Containers



- Portable liquid storage tank containers ("frac tanks") are manufactured steel containers with fixed steel axles for transport
- Products typically include features such as guardrails, safety stairways, multiple entry ways, a sloped bottom for easy cleaning, an epoxy lining, and various feed and drain lines
- Key end markets include:
  - Oil and Gas exploration
  - Chemical and Industrial
  - Environmental remediation
  - Wastewater treatment

Fleet Units (12/31/14): 4,105

Our Products

Mobile Offices



- Re-locatable units with aluminum or wood exteriors on wood (or steel) frames on a steel carriage fitted with axles
- Offices can be configured according to individual requirements, with units ranging from 10ft to 40ft in length
- Key end markets include:
  - Construction
  - Government
  - Events

Fleet Units (12/31/14): 4,721

Modular Buildings



- Manufactured buildings that provide customers with temporary or semi-permanent additional space
- Buildings range in size from 1,000 to more than 30,000 square feet and may be highly customized
- Key end markets include:
  - Commercial
  - Institutional
  - Government

Fleet Units (12/31/14): 1,132

Diversified Customer Base


Combined Leasing Operations
TTM (12/31/14)
Construction
18%
Commercial
11%
Mining &
Energy
31%
Moving &
Transportation
9%
Industrial
6%
Consumer
7%
Govt.
5%
Retail
5%
Education
2%
Other
6%

General Finance serves over 30,000 customers in over 20 industries


North America
Mining
& Energy
44%
Construction
20%
Commercial
20%
Industrial
7%
Retail
4%
Education
2%
Govt.
2%
Other
1%


Asia-Pacific
Other
12%
Construction
15%
Mining &
Energy
17%
Moving & Transportation
19%
Consumer
15%
Government
9%
Retail
7%
Industrial
6%

Capital Allocation



Total Net Fleet CapEx and Acquisitions (in $ millions)
$115
$95
$75
$55
$35
$15
-$5
Total Fleet in Units (in thousands)
80
70
60
50
40
30
20
10
0
($2.9)
$0.0
37.9
$16.1
$1.0
41.3
$45.4
$4.6
48.9
$47.6
$18.0
54.3
$65.7
$119.2
61.6
$43.8
$28.7
70.8
6/30/2010
6/30/2011
6/30/2012
6/30/2013
6/30/2014
6mo FY 15
Net Fleet CapEx
Acquisitions
Total Fleet

Fleet capital investment is discretionary and has been a significant component of our total investment spending

North America Leasing Operations
Overview

- Pac-Van, Inc. and Lone Star Tank Rental Inc. lease and sell portable storage, liquid storage tank, and office containers; mobile offices and modular buildings
- Focus on increased market penetration in container products
- Pursue accretive acquisitions that will expand branch network and geographic footprint
- TTM (12/31/14) pro-forma revenues of $168.7 million
- TTM (12/31/14) pro-forma adjusted EBITDA of $57.2 million*









* Pro-forma for the Lone Star Tank Rental Inc. acquisition, which closed on April 7, 2014, calculated by adding Pac-Van's TTM(12/31/14) adjusted EBITDA of $27.4 million and Lone Star's adjusted EBITDA of $29.9 million for the twelve months nded December 31, 2014, and subtracting incremental rent expense and intercompany profit of $0.1 million. Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

North America Leasing Operations
Network and Fleet

- 38 branches in 21 states in the U.S. and 1 province in Canada
- Total lease fleet of approximately 29,100 units
- Fragmented portable storage container market in the U.S. and Canada


Edmonton, Alberta, Canada
Calgary, Alberta, Canada
Watford City
Green Bay
Milwaukee
Detroit
Chicago
Pittsburgh
Salt Lake City
Denver
Kansas City
Bakersfield
LA-Chino
St. Louis
Charleston
Phoenix
Memphis
Nashville
Atlanta
Charlotte
Kermit
Dallas
Albany
Jacksonville
San Antonio
Orlando
Corpus Christi
Indiana:
Elkhart
Indianapolis
Ohio:
Cincinnati
Cleveland
Columbus
Toledo
Kentucky:
Louisville
Paducah

Distribution By Units

(At December 31, 2014)


Office containers 8%
Mobile offices 16%
Modula building 4%
Tank containers 14%
Portable storage containers 58%

North America Manufacturing Operations
Overview

- 90%-owned Southern Frac LLC, a portable liquid storage tank container manufacturer based in Texas
- Steady flow of supply and ongoing source of leasing referrals for North America Leasing Operations
- Provider for new and existing end markets
  - Chemical and Industrial
  - Environmental remediation
  - Oil & Gas exploration
  - Wastewater treatment
  - Waste management
- TTM (12/31/14) Highlights
  - Sales to external customers of $22.6 million
  - Intercompany sales to North America Leasing of $37.3 million
  - Adjusted EBITDA of $11.3 million*





General FINANCE CORPORATION

* Prior to intercompany adjustments of $8.6 million for the TTM (12/31/14).
Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix.

Asia-Pacific Leasing Operations

- Over 50% ownership of Royal Wolf Holdings Ltd. (ASX:RWH)
- Leases and sells portable storage and freight containers; portable buildings
- Largest branch network and fleet throughout Australia and New Zealand with a leading market share in excess of 35%
- Over 100 unique container products offered across 3 product areas
- National accounts capabilities to service large multi-region customers
- TTM (12/31/14) revenues of US$146.1 million
- TTM (12/31/14) adjusted EBITDA of US$43.6 million*




Cafend Coffee
Company





* Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix.

Asia-Pacific Network and Fleet

- 19 customer service centers (CSCs) in Australia and 9 CSCs in New Zealand
- Total lease fleet of approximately 41,700 units
- Largest lease fleet in Australia and New Zealand


Darwin
NT
Cairns
Townsville
QLD
WA
Geraldton
SA
Perth-Bayswater
Perth-Bibra Lake
Rockhampton
Brisbane - Banyo
Project Division
South Brisbane
Gold Coast
NSW
Newcastle
ACT
Central Coast
Sydney-St Marys, Moorebank
Adelaide
VIC
Canberra
Melbourne -Sunshine
Melbourne - Clayton
Auckland
Silverdale
Hamilton
Tauranga
Napier
Palmerston North
Wellington
TAS
Hobart
Christchurch
Dunedin

Distribution By Units

(At December 31, 2014)


Freight containers 23%
Portable building 12%
Portable storage containers 65%

Consolidated Financial Summary

Financial highlights (1H fiscal year 2015 versus 1H fiscal year 2014):

- Leasing revenues comprised 70% of total non-manufacturing revenues versus 52% for the first half of fiscal year 2014
- Adjusted EBITDA increased by 81% to $53.2 million
- Net income attributable to common shareholders was $8.3 million, or $0.31 per diluted share*
- Total unit lease fleet utilization was 84% at quarter end


$Millions
$300.0
$250.0
$200.0
$150.0
$100.0
$50.0
$0.0
34.0%
32.0%
30.0%
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
$156.3
$31.5
20.1%
$182.3
$38.0
20.8%
$212.2
$46.1
21.7%
$245.5
$53.0
21.6%
$287.1
$69.1
24.1%
$131.2
$29.4
22.4%
$169.1
$53.2
31.5%
FY10
FY11
FY12
FY13
FY14
6mo FY14
6mo FY15
Revenue
Adjusted EBITDA
EBITDA Margin

General FINANCE CORPORATION

* 1H 2015 net income includes a $0.07 per share reduction as a result of the Series C cumulative preferred dividend.
Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment. Please see Reconciliation of Consolidated Adjusted EBITDA in the Appendix

Capital Structure as of 12/31/14

	GFN	Asia-Pacific Leasing Operations	North America Leasing Operations	North America Manufacturing Operations
Consolidated cash	• $6.3 million			
Debt	• $72.0 million 8.125% Senior Notes • $25.0 million Term Loan	• $110.9 million outstanding on $142.8 million (A$175.0 million) Senior Credit Facility[1]	• $135.4 million outstanding on $200.0 million Senior Credit Facility • $12.7 million - other[2]	• $1.5 million outstanding on $13.5 million Senior Credit Facility • $0.6 million seller note
Common equity	• 25.8 million shares outstanding	• 100.4 million shares outstanding • Over 50% of shares owned by General Finance	• 100% owned by General Finance	• 90% owned by General Finance
Cumulative preferred stock	• $40.1 million			

[1] Asia-Pacific Leasing Operations amounts are translated into U.S. Dollars based on $0.8158 AUD/USD as of 12/31/14

[2] Other North America Leasing Operations debt includes $8.6 million of General Indemnity and Non-Compete Notes, as a result of the Lone Star acquisition

GeneralFINANCE CORPORATION

Appendix

North America Leasing Operations
Financial Summary*


$Millions
$100.0
$50.0
$0.0
34.0%
29.0%
24.0%
19.0%
14.0%
$57.1
$12.7
22.2%
$55.9
$10.4
18.6%
$70.2
$11.9
17.0%
$73.1
$14.8
20.2%
$105.8
$28.5
26.9%
$43.6
$10.7
24.5%
$94.0
$34.0
36.2%
FY10
FY11
FY12
FY13
FY14
6mo FY14
6mo FY15
Revenue
Adjusted EBITDA
EBITDA Margin

North America leasing operations are generating strong financial results based on across-the-board growth

- Leasing revenues have been higher on a year-over-year basis for the last seventeen quarters
- Excluding results from Lone Star, adjusted EBITDA increased by 55% in the first six months of fiscal year 2015

General FINANCE CORPORATION

*Fiscal Year 2014 financial results include three months of results from Lone Star, including approximately $14.7 million in revenues and $7.0 million in adjusted EBITDA. 1H FY2015 financial results include approximately $35.1 million in revenues and $17. million in adjusted EBITDA from Lone Star.

Adjusted EBITDA – Operating income + depreciation and amortization + share-based compensation + goodwill impairment. Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix

Asia-Pacific Leasing Operations
Financial Summary*


A$Millions
$200.0
$150.0
$100.0
$50.0
$0.0
30.0%
28.0%
26.0%
24.0%
22.0%
20.0%
$111.8
$24.1
21.6%
$127.5
$30.1
23.6%
$137.6
$36.2
26.3%
$149.4
$42.0
28.1%
$175.7
$48.1
27.4%
$88.4
$21.9
24.8%
$74.2
$21.7
29.3%
FY10
FY11
FY12
FY13
FY14
6mo FY14
6mo FY15
Revenue
Adjusted EBITDA
EBITDA Margin
Q Ebitda Margin

- EBITDA CAGR of 27% (FY2006 to FY2014)
- Margin expansion to 27.4% from 10.5% (FY2006 to FY2014)
- Margin expansion the result of higher percentage of leasing and higher margin products
- 1H FY2014 impacted by over A$12 million lower margin sales to a national freight logistics customer

GeneralFINANCE CORPORATION

djusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment
'lease see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix

Reconciliation of non-GAAP Measures

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income on a consolidated basis and from operating income for our operating units.

Reconciliation of Consolidated Adjusted EBITDA

(in thousands)

	Year Ended June 30,					Six Months Ended December 31,		TTM December 31,
	2010	2011	2012	2013	2014*	2013	2014	2014
Net income (loss)	($8,956)	($8,858)	$8,742	$11,413	$15,149	$6,784	$13,520	$21,885
Add (Deduct) --								
Provision (benefit) for income taxes	(1,261)	2,958	5,360	8,195	11,620	4,872	9,013	15,761
Foreign currency exchange loss (gain) and other	(1,948)	(4,125)	(443)	(1,028)	1,372	549	(155)	668
Interest expense	15,974	20,293	12,743	10,969	11,952	4,726	10,827	18,053
Interest income	(234)	(487)	(157)	(58)	(52)	(23)	(24)	(53)
Depreciation and amortization	19,619	19,165	18,924	22,241	27,127	11,634	19,070	34,563
Impairment of goodwill	7,633	5,858	---	---	---	---	---	---
Share-based compensation expense	629	693	901	1,316	1,938	870	914	1,982
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	369	---	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	802	---	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,311	---	---	---	---	---	---
Adjusted EBITDA	$31,456	$37,979	$46,070	$53,048	$69,106	$29,412	$53,165	$92,859

GeneralFINANCE CORPORATION

* FY 2014 includes approximately $7.0 million of adjusted EBITDA from Lone Star Tank Rental Inc., which was acquired on April 7, 2014.

Reconciliation of Operating Unit Adjusted EBITDA - Pac-Van

(in thousands)

	Year Ended June 30,					Six Months Ended December 31,		TTM December 31,
	2010	2011	2012	2013	2014	2013	2014	2014
Operating income (loss)	($1,496)	($1,535)	$5,881	$8,403	$13,323	$7,111	$11,303	$17,515
Add --								
Depreciation and amortization	6,440	6,023	5,789	6,154	7,928	3,460	5,154	9,622
Impairment of goodwill	7,633	5,858	---	---	---	---	---	---
Share-based compensation expense	165	94	197	259	312	169	150	293
Adjusted EBITDA	$12,742	$10,440	$11,867	$14,816	$21,563	$10,740	$16,607	$27,430

Reconciliation of Operating Unit Adjusted EBITDA - Lone Star Tank Renta

(in thousands)

	Twelve Months Ended December 31, 2013	Quarter Ended March 31, 2014	Quarter Ended June 30, 2014	Six Months Ended December 31, 2014
Operating income	$15,033	$3,641	$4,311	$11,658
Add --				
Depreciation and amortization	5,356	1,901	2,656	5,696
Share-based compensation	---	---	1	5
Adjusted EBITDA	$20,389	$5,542	$6,968	$17,359

Reconciliation of Operating Unit Adjusted EBITDA - Southern Frac

(in thousands)

	Year Ended June 30,		Six Months Ended December 31,		TTM December 31,
	2013*	2014	2013*	2014	2014
Operating income	$607	$6,079	$1,268	$5,330	$10,141
Add --					
Depreciation and amortization	681	993	492	544	1,045
Share-based compensation expense	28	81	52	56	85
Adjusted EBITDA	$1,316	$7,153	$1,812	$5,930	$11,271

General FINANCE CORPORATION

* Represents results since October 1, 2012, or the last nine months of fiscal year 2013, the date the Company acquired Southern Frac.

Reconciliation of Operating Unit Adjusted EBITDA - Royal Wolf

n thousands)

	Year Ended June 30,					Six Months Ended December 31,		TTM December 31,	TTM December 31,
	2010	2011	2012	2013	2014	2013	2014	2014	2014
perating income	A$9,014	A$14,336	A$23,185	A$26,397	A$29,977	A$13,019	A$12,511	A$29,469	US$26,631
dd --									
Depreciation and Amortization	14,925	13,262	12,704	14,997	17,190	8,330	8,972	17,832	16,080
Share-based compensation expense	126	143	297	567	932	383	410	959	869
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	345	---	---	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	750	---	---	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,225	---	---	---	---	---	---	---
djusted EBITDA	A$24,065	A$30,061	A$36,186	A$41,961	A$48,099	A$21,732	A$21,893	A$48,260	US$43,580

GeneralFINANCE CORPORATION


CALTEX
BOSCH
Havoline
AMC
21104

GeneralFINANCE
CORPORATION

NASDAQ: GFN